OHR PHARMACEUTICAL, INC 8-K

Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

OHR PHARMACEUTICAL, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Ohr Pharmaceutical, Inc., a corporation organized under and existing by virtue of the General Corporation Law of the State of Delaware (“DGCL”), DOES HEREBY CERTIFY:

1.

The name of the corporation is Ohr Pharmaceutical, Inc. (the “Corporation”).

2.

The original name of the Corporation was Ohr Holdco Inc. and the date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was May 8, 2014.

3.

The provisions of the “FOURTH” of the Certificate of Incorporation are amended by adding the following after the first sentence, with no changes to be made to the first sentence or subsequent sentences and provisions of FOURTH:

“Effective upon the effective time of this Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Split Effective Time”), the shares of common stock issued and outstanding immediately prior to the Split Effective Time and the shares of common stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time are reclassified into a smaller number of shares such that each twenty shares of issued common stock immediately prior to the Split Effective Time is reclassified into one share of common stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued. In lieu thereof, any fractional shares that would otherwise be issuable as a result of the foregoing reverse stock split shall be rounded up to the nearest whole share of New common stock. The term “New common stock” as used herein shall mean common stock, as provided in the Certificate of Incorporation, as reclassified and outstanding after giving effect to the foregoing reclassification of common stock.”

Each stock certificate that, immediately prior to the Split Effective Time, represented shares of common stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of common stock after the Split Effective Time into which the shares of common stock formerly represented by such certificate shall have been reclassified (as well as the right to receive rounded up shares of common stock in lieu of fractional shares after the Split Effective Time).”

4.

This Certificate of Amendment shall be effective at February 2, 2019 at 5:00 P.M Eastern Time.

5.

This amendment of the Certificate of Incorporation herein certified has been duly adapted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

Dated:	January 23, 2019

By:	/s/ Sam Backenroth
Name:	Sam Backenroth
Title:	Chief Financial Officer